SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 2

                    Under the Securities Exchange Act of 1934

                                 VERSATA, INC.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)
                                    92598101
                                 (CUSIP Number)
                         ------------------------------
                                Marilyn Stallings
                                 Sigma Partners
                         1600 El Camino Real, Suite 280
                              Menlo Park, CA 94025
                                 (650) 853-1700
        ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 21, 2001
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------          --------------------------------------
CUSIP NO.   92598101                13D           Page 2 of 11 pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Sigma Partners V, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   N/A                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       2,642,038
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-

                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        2,642,038

                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,642,038

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.37%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN

----------- --------------------------------------------------------------------

--------------------------------          --------------------------------------
CUSIP NO.   92598101               13D           Page 3 of 11 pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Sigma Associates V, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   N/A                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       421,580
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-

                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        421,580

                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            421,580

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.01%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN

----------- --------------------------------------------------------------------

--------------------------------          --------------------------------------
CUSIP NO.   92598101               13D           Page 4 of 11 pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Sigma Investors V, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   N/A                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       131,745
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-

                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        131,745

                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            131,745

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.31%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN

----------- --------------------------------------------------------------------

--------------------------------          --------------------------------------
CUSIP NO.   92598101               13D           Page 5 of 11 pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Sigma Management V, L.L.C.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   N/A                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       3,195,363
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-

                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        3,195,363

                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,195,363

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.69%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN

----------- --------------------------------------------------------------------

--------------------------------          --------------------------------------
CUSIP NO.   92598101                13D           Page 6 of 11 pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Robert E. Davoli

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   N/A                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       241,261
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                        3,195,363

                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        241,261

                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        3,195,363

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,436,624

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.28%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   IN

----------- --------------------------------------------------------------------

Item 1.  Security and the Issuer

         (a)      Title of Security:

                  Common Stock

         (b)      Name of the Issuer:

                  Versata, Inc., a Delaware corporation.

         (c)      The Issuer's principal executive office:

                  300 Lakeside Drive, Suite 1500
                  Oakland, CA   94612

                  Description of Business:

                  The Issuer provides software and services enabling customers to deploy transaction-based e-business software applications.

Item 2.  Identity and Background

         (a)      Name of the Reporting Persons:

                  i.       Sigma Partners V, L.P. ("SP V");
                  ii.      Sigma Associates V, L.P. ("SA V");
                  iii.     Sigma Investors V, L.P. ("SI V");
                  v.       Sigma Management V, L.L.C. ("SM V");
                  vi.      Robert E. Davoli ("Davoli").

         (b)      Business address:

                  1600 El Camino Real, Suite 280
                  Menlo Park, CA  94025

         (c) Present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  SP V:             Venture Capital Fund
                  SA V:             Venture Capital Fund
                  SI V:             Venture Capital Fund
                  SM V:             General Partner of SP V, SA V, and SI V
                  Davoli:           Managing Director of SM V

         (d)      Convictions in criminal proceedings in the past five years:

                  None.

         (e) Judgments for violations of Securities Laws in the past five years:

                  None.

         (f)      Citizenship or Place of Organization

                  SP V:             Delaware
                  SA V:             Delaware
                  SI V:             Delaware
                  SM V:             Delaware
                  Davoli:           United States




Item 3:  Source and Amount of Funds or Other Consideration.

         On November 30, 1999, SP V acquired 1,258,723 shares of Versata, Inc. ("Issuer") Series F Preferred Stock for $6,998,499.88 using investment capital. On November 30, 1999, SA V acquired 231,283 shares of Issuer's Series F Preferred Stock for $1,285,933.48 using investment capital. On November 30, 1999, SI V acquired 50,601 shares of Issuer's Series F Preferred Stock for $281,341.56 using investment capital. Between November 21, 1995 and November 5, 1999, Davoli acquired in private transactions 88,936 shares of Issuer's Common Stock, 111,483 shares of Issuer's Series B Preferred Stock, 25,932 shares of Issuer's Series D Preferred Stock and 14,910 shares of Issuer's Series E Preferred Stock for a total of $515,036.03 using personal funds.

         On March 2, 2000, in connection with the initial public offering of Issuer's Common Stock (the "IPO"), SP V received 1,258,723 shares of Issuer's Common Stock in exchange for its Series F Preferred Stock. On March 2, 2000, in connection with the initial public offering of Issuer's Common Stock (the "IPO"), SA V received 231,283 shares of Issuer's Common Stock in exchange for its Series F Preferred Stock. On March 2, 2000, in connection with the initial public offering of Issuer's Common Stock (the "IPO"), SI V received 50,601 shares of Issuer's Common Stock in exchange for its Series F Preferred Stock. On March 2, 2000, in connection with the initial public offering of Issuer's Common Stock (the "IPO"), Davoli received 241,261 shares of Issuer's Common Stock in exchange for his shares of Common Stock and Series B, Series D and Series E Preferred Stock.

         On May 10, 200l, SP V acquired 104,500 shares of Issuer's Common Stock for $128,921.63 using investment capital. On May 11, 200l, SP V acquired 47,652 shares of Issuer's Common Stock for $58,788.26 using investment capital. On May 14, 200l, SP V acquired 79,086 shares of Issuer's Common Stock for $101,364.53 using investment capital. On May 15, 200l, SP V acquired 50,996 shares of Issuer's Common Stock for $74,530.65 using investment capital.

         On May 10, 200l, SA V acquired 14,375 shares of Issuer's Common Stock for $17,734.43 using investment capital. On May 11, 200l, SA V acquired 6,555 shares of Issuer's Common Stock for $8,086.90 using investment capital. On May 14, 200l, SA V acquired 10,879 shares of Issuer's Common Stock for $13,943.61 using investment capital. On May 15, 200l, SA V acquired 7,015 shares of Issuer's Common Stock for $10,252.42 using investment capital.

         On May 10, 200l, SI V acquired 6,125 shares of Issuer's Common Stock for $7,556.41 using investment capital. On May 11, 200l, SI V acquired 2,793 shares of Issuer's Common Stock for $3,445.72 using investment capital. On May 14, 200l, SI V acquired 4,635 shares of Issuer's Common Stock for $5,940.68 using investment capital. On May 15, 200l, SI V acquired 2,989 shares of Issuer's Common Stock for $4,368.42 using investment capital.

         In a series of transactions occurring between May 16, 2001 and May 31, 2001, SP V acquired an additional 389,558 shares of Issuer's Common Stock for an aggregate purchase price of $545,007.64 using investment capital.

         In a series of transactions occurring between May 16, 2001 and May 31, 2001, SA V acquired an additional 54,413 shares of Issuer's Common Stock for an aggregate purchase price of $74,971.43 using investment capital.

         In a series of transactions occurring between May 16, 2001 and May 31, 2001, SI V acquired an additional 23,185 shares of Issuer's Common Stock for an aggregate purchase price of $31,944.61 using investment capital.

         In a series of transactions occurring between July 30, 2001 and August 21, 2001, SP V acquired an additional 705,523 shares of Issuer's Common Stock for an aggregate purchase price of $330,500.88 using investment capital.

         In a series of transactions occurring between July 30, 2001 and August 21, 2001, SA V acquired an additional 97,060 shares of Issuer's Common Stock for an aggregate purchase price of $45,467.22 using investment capital.

         In a series of transactions occurring between July 30, 2001 and August 21, 2001, SI V acquired an additional 41,417 shares of Issuer's Common Stock for an aggregate purchase price of $19,398.88 using investment capital.


Item 4.  Purpose of the Transaction


         Reporting Persons acquired the securities of Issuer for purposes of investment. Reporting Persons currently have no plans or proposals with respect to Issuer.


Item 5.  Interest in Securities of the Issuer

========================== ================== =================== ================== ================== ===================
                                 SP V                SA V               SI V               SM V               Davoli
-------------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Beneficial Ownership         2,642,038             421,580           131,745          3,195,363           3,436,624
-------------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Percentage of Class              6.37%              1.01%              0.31%              7.69%               8.28%
-------------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Sole Voting Power            2,642,038             421,580           131,745          3,195,363             241,261
-------------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Shared Voting Power                -0-                 -0-               -0-                -0-           3,195,363
-------------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Sole Dispositive Power       2,642,038             421,580           131,745          3,195,363             241,261
-------------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Shared Dispositive Power           -0-                 -0-               -0-                -0-           3,195,363
========================== ================== =================== ================== ================== ===================


Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer

                  None.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A:        Joint Filing Statement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGMA PARTNERS V, L.P.


By Sigma Management V, L.L.C.,
    its General Partner


By:  /s/ Robert E. Davoli                      August 21,  2001
     ----------------------------      ----------------------------------------
      Managing Director                Date

SIGMA ASSOCIATES V, L.P.

By Sigma Management V, L.L.C.,
    its General Partner


By:  /s/ Robert E. Davoli                      August 21,  2001
     ----------------------------      ----------------------------------------
      Managing Director                Date

SIGMA INVESTORS V, L.P.

By Sigma Management V, L.L.C.,
    its General Partner


By:  /s/ Robert E. Davoli                      August 21,  2001
     ----------------------------      ----------------------------------------
      Managing Director                Date

SIGMA MANAGEMENT V, L.L.C.


By:  /s/ Robert E. Davoli                      August 21,  2001
     ----------------------------      ----------------------------------------
      Managing Director                Date


/s/ Robert E. Davoli.                          August 21,  2001
---------------------------------      ----------------------------------------
Robert E. Davoli.                      Date

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.


SIGMA PARTNERS V, L.P.

By Sigma Management V, L.L.C.,
    its General Partner


By:  /s/ Robert E. Davoli                      August 21,  2001
     ----------------------------      ----------------------------------------
      Managing Director                Date

SIGMA ASSOCIATES V, L.P.

By Sigma Management V, L.L.C.,
    its General Partner


By:  /s/ Robert E. Davoli                      August 21,  2001
     ----------------------------      ----------------------------------------
      Managing Director                Date

SIGMA INVESTORS V, L.P.

By Sigma Management V, L.L.C.,
    its General Partner


By:  /s/ Robert E. Davoli                      August 21,  2001
     ----------------------------      ----------------------------------------
      Managing Director                Date

SIGMA MANAGEMENT V, L.L.C.


By:  /s/ Robert E. Davoli                      August 21,  2001
     ----------------------------      ----------------------------------------
      Managing Director                Date


/s/ Robert E. Davoli.                          August 21,  2001
---------------------------------      ----------------------------------------
Robert E. Davoli.                      Date